SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

04017027

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48795

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

RECEIVED JUN 08 2004 187

REPORT FOR THE PERIOD BEGINNING 04/01/03 AND ENDING 03/31/04
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Research Capital USA, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

222 BAY STREET, SUITE 1500
(No. and Street)

TORONTO ON M5K 1J5
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ANDREW C. SELBIE (416) 860-7615
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

SUITE 3300, COMMERCE COURT WEST
PO BOX 31 STN COMMERCE COURT TORONTO ON M5L 1B2
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☒ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 18 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, ANDREW C. SELBIE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RESEARCH CAPITAL USA INC, as of MARCH 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

KPMG LLP
Chartered Accountants
Commerce Court West
PO Box 31 Stn Commerce Court
Suite 3300
Toronto ON M5L 1B2

Telephone (416) 777-8500
Telefax (416) 777-8818
www.kpmg.ca

SUPPLEMENTARY REPORT OF INDEPENDENT AUDITORS

To The Board of Directors of Research Capital USA Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Research Capital USA Inc. (the "Company") as at and for the year ended March 31, 2004, we considered its internal control, including control procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with certain exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2004 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used for anyone other than these specified parties.

KPMG LLP

Chartered Accountants

Toronto, Canada
April 23, 2004

RESEARCH CAPITAL USA INC.

(A wholly owned subsidiary of Research Capital Corporation)

Financial Statements and Supplementary Information
(Expressed in U.S. dollars)

Year ended March 31, 2004
(with Independent Auditors' Report Thereon)

These financial statements and schedules should be deemed confidential pursuant to subparagraph (e)(3) of Rule 17a-5 of the Securities Exchange Act of 1934.

KPMG LLP
Chartered Accountants
Suite 3300 Commerce Court West
PO Box 31 Stn Commerce Court
Toronto ON M5L 1B2

Telephone (416) 777-8500
Telefax (416) 777-8818
www.kpmg.ca

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of Research Capital USA Inc.

We have audited the accompanying statement of financial condition of Research Capital USA Inc. (the "Company") as at March 31, 2004, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Research Capital USA Inc. as at March 31, 2004 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in Schedules 1, 2 and 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

KPMG LLP

Chartered Accountants

Toronto, Canada

April 23, 2004

RESEARCH CAPITAL USA INC.

Statement of Financial Condition
(Expressed in U.S. dollars)

March 31, 2004

Assets

Cash and cash equivalents (note 3)	$ 158,297
Other assets	7,415
Investment	12,900
	$ 178,612

Liabilities and Stockholder's Equity

Liabilities:	
Due to parent company (note 2)	$ 6,111
Accounts payable and accrued liabilities	22,500
	28,611
Stockholder's equity:	
Authorized:	
Unlimited preference shares, issuable in series, no par value	
Unlimited common shares, no par value	
Issued:	
1 common share	101
Additional paid-in capital	149,900
	150,001
	$ 178,612

See accompanying notes to financial statements.

On behalf of the Board:

_______________________________ Director

RESEARCH CAPITAL USA INC.

Statement of Income
(Expressed in U.S. dollars)

Year ended March 31, 2004

Revenue:	
Commission income	$ 76,704
Unrealized gain on investment	2,475
	79,179
Expenses:	
Trading and administrative services (note 2)	40,955
Regulatory fees	20,649
Audit fees	15,000
Other	2,575
	79,179
Net income	$ –

Statement of Changes in Stockholder's Equity
(Expressed in U.S. dollars)

Year ended March 31, 2004

	Common stock	Additional paid-in capital	Total
Stockholder's equity, March 31, 2003	$ 101	$ 149,900	$ 150,001
Net income	–	–	–
Stockholder's equity, March 31, 2004	$ 101	$ 149,900	$ 150,001

See accompanying notes to financial statements.

RESEARCH CAPITAL USA INC.

Statement of Cash Flows
(Expressed in U.S. dollars)

Year ended March 31, 2004

Cash flows used in operating activities:	
Net income	$ –
Adjustments to reconcile net income to net cash used in operating activities:	
Unrealized gain on investment	(2,475)
Change in operating assets:	
Increase in other assets	(2,643)
Increase in accounts payable and accrued liabilities	7,500
Decrease in due to parent company	(19,933)
Decrease in cash and cash equivalents	(17,551)
Cash and cash equivalents, beginning of year	175,848
Cash and cash equivalents, end of year	$ 158,297

See accompanying notes to financial statements.

Research Capital USA Inc. (the "Company") was incorporated under the Canada Business Corporations Act on November 21, 2002.

The Company is registered as a broker-dealer with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers Inc. The Company computes its regulatory net capital under the basic method of the Securities and Exchange Commission Uniform Net Capital Rule ("Rule 15c3-1"). The Company's primary source of revenue is commission fees for securities trade execution for U.S. resident institutional clients. The Company clears all transactions with and for customers, on a fully disclosed basis, through its parent. Accordingly, the Company does not hold customer securities or perform custodial functions relating to customer accounts pursuant to SEC Rule 15c3-3(k)(2)(i).

The Company is a wholly owned subsidiary of Research Capital Corporation, a Canadian-owned investment dealer and member of the Investment Dealers Association of Canada and all major Canadian stock exchanges. The Company is located in Toronto, Canada.

1. Significant accounting policies:

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The significant accounting policies are as follows:

(a) Securities transactions:

Customers' securities transactions are reported on a settlement date basis, with related commission income and expenses reported on a trade date basis.

(b) Foreign currency translation:

Monetary assets and liabilities of the Company that were denominated in foreign currencies were translated into U.S. dollars at an exchange rate prevailing at the balance sheet date. Transactions included in operations were translated at the average rate for the year. Exchange gains and losses resulting from the translation of these amounts were reflected in the statement of income in the year in which they occurred.

(c) Cash and cash equivalents:

Cash and cash equivalents includes cash and highly liquid investments with a term to maturity of 90 days or less when acquired.

1. Significant accounting policies (continued):

(d) Investment:

The Company's investment is recorded at fair value. Fair value is based on quoted market prices for exchange traded or over-the-counter securities. Where no market exists, fair value is determined based on management's best estimate.

(e) Income taxes:

The Company follows the asset and liability method of accounting for corporate income taxes. Under this method, deferred tax assets and liabilities represent the cumulative amount of tax applicable to temporary differences between the carrying amount of the assets and liabilities, and their values for tax purposes. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Changes in deferred income taxes related to a change in tax rates are recognized in income in the year of the tax rate change.

There is no income tax charge for the year since net income is nil.

(f) Use of estimates:

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates.

(g) Fair values of financial assets and liabilities:

The fair values of financial assets and liabilities approximate their carrying amounts due to the imminent or short-term maturity of these financial instruments.

(Expressed in U.S. dollars)

2. Related party transactions and balances:

Under an operating agreement, the Company has entered into an arrangement with its parent. The parent company provides certain administrative and trading functions on behalf of the Company in the normal course of business, which are recorded at the exchange amount, being the amount agreed to by the parties. During the year ended March 31, 2004, the total of such charges was $40,955.

The intercompany balance payable to parent of $6,111 is non-interest bearing and payable on demand.

The transactions with the parent described above and the effect thereof on the accompanying financial statements may not necessarily be indicative of the effect that might have resulted from dealing with non-affiliated parties.

3. Regulatory net capital requirement:

The Company is subject under Rule 15c3-1 to maintain minimum net capital and an allowable ratio of aggregate indebtedness to net capital as defined under this rule. Under the aggregate indebtedness method, the Company is required to maintain minimum net capital, as defined, equal to the greater of $100,000 or 6-2/3% of aggregate indebtedness. As at March 31, 2004, the Company had net capital of approximately $129,686, which is $29,686 in excess of the required minimum net capital of $100,000. The ratio of aggregate indebtedness to net capital at March 31, 2004 was approximately 0.22 to 1.

4. Concentrations of credit risk:

Substantially all of the clearing and depository operations for the Company are performed by its parent as clearing broker pursuant to an operating agreement. The parent, as clearing broker, reviews, as considered necessary, the credit standing of the counterparties with which the Company conducts business. The Company's exposure to credit risk associated with the non-performance by counterparties in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile securities markets, credit markets and regulatory changes. Credit risk is the amount of accounting loss the Company would incur if a counterparty failed to perform its obligations under contractual terms.

RESEARCH CAPITAL USA INC.

Schedule 1 - Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
(Expressed in U.S. dollars)

March 31, 2004

Total shareholder's equity from statement of financial condition	$ 150,001
Deductions and/or charges:	
Total non-allowable assets	20,315
Net capital	$ 129,686
Basic net capital requirement:	
Greater of:	
(i) Minimum net capital required (based on aggregate indebtedness)	$ 1,907
(ii) Minimum net capital	100,000
Net capital requirement	$ 100,000
Excess net capital	$ 29,686
Aggregate indebtedness	$ 28,611
Ratio of aggregate indebtedness to net capital	0.22

The calculation above is materially different from the computation the Company filed on its Focus II filed on April 20, 2004. See reconciliation below in Schedule 2.

Schedule 2 - Reconciliation of Net Capital
(Expressed in U.S. dollars)

March 31, 2004

Net capital, as reported on Focus II on April 20, 2004	$ 132,161
Gain on investment	2,475
Net capital, per Schedule 1	$ 129,686

Schedule 3 - Computation for Determination of Reserve Requirement Under Rule 15c3-3

March 31, 2004

The Company is exempt from the requirements of Rule 15c3-3 pursuant to paragraph k(2)(i), since all customer transactions are cleared through another broker-dealer on a fully disclosed basis.